SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

FIRST EAGLE PRIVATE CREDIT FUND
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

David O’Connor
First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York, NY 10105
(212) 698-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2023
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1	NAMES OF REPORTING PERSONS
FEPCF Founders Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,265,274.236

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,265,274.236

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,265,274.236

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. N/A
1	NAMES OF REPORTING PERSONS
FEPCF Founders Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,265,274.236

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,265,274.236

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,265,274.236

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. N/A
1	NAMES OF REPORTING PERSONS
First Eagle Alternative Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,265,274.236

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,265,274.236

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,265,274.236

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No. N/A
1	NAMES OF REPORTING PERSONS
First Eagle Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,269,274.236

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,269,274.236

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,269,274.236

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO, HC

CUSIP No. N/A	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
First Eagle Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,269,274.236

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,269,274.236

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,269,274.236

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), of First Eagle Private Credit Fund, a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on July 20, 2023.  The principal executive offices of the Issuer are located at 1345 Avenue of the Americas, 48th Floor, New York, NY 10105. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

Pursuant to a capital commitment described in Item 6 below, on October 6, 2023, Founders Fund purchased 3,160,729.080 Common Shares at a price of $24.14 per Common Share, for an aggregate purchase price of $76,300,000 and 2,052,545.156 Common Shares at a price of $24.36 per Common Share, for an aggregate purchase price of 50,000,000. The source of funds for such purchase was working capital of Founders Fund including capital contributions from one or more investors for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a)-(c) of this Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(a) and (b) As of that date hereof, FEIM directly holds 4,000 Common Shares and Founders Fund directly holds 6,265,274.236 Common Shares, collectively representing in the aggregate 60.5% of the outstanding Common Shares. The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 10,366,797.850 Common Shares outstanding as of October 6, 2023, based on information received from the Issuer.

Founders Fund GP as the sole general partner of Founders Fund, FEAC as the investment advisor to Founders Fund and sole member of Founders Fund GP, FEIM as the sole and managing member of FEAC and FEH as the managing member of FEIM may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule 1, has effected any transactions in Common Shares in the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 6.

Founders Fund entered into an initial subscription agreement with the Issuer (the “Initial Subscription Agreement”) committing to purchase up to $52,600,000 of Common Shares and subsequently entered into a short form subscription agreement with the Issuer (together with the Initial Subscription Agreement the “Subscription Agreement”) committing to purchase up to an additional $100,000,000 of Common Shares.  As of the date hereof, Founders Fund has committed to purchase up to and aggregate of $152,600,000 of Common Shares, all of which has been drawn down, representing 6,265,274.236 Common Shares purchased. Founder’s Fund may, from time to time, increase its commitment to the Issuer to purchase Common Shares by executing additional Subscription Agreements, pursuant to which, additional Common Shares will be purchased upon the Issuer’s delivery of a capital drawdown notice to Founders Fund. Common Shares will be purchased at a price per Common Share equal to the most recent net asset value (“NAV”) per Common Share as determined by the Issuer’s Board and as adjusted from time to time pursuant to the Subscription Agreement.

Pursuant to the Subscription Agreement between Founders Fund and the Issuer, Founders Fund is required to vote its Common Share in any matter submitted to a vote of the Issuer’s shareholders in the same proportion as the vote of all other holders of the Issuer’s Common Share in accordance with Section 12(d)(1)(E) of the Investment Company Act of 1940.

Except as referenced above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing description of the subscription agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement which is filed as Exhibit C hereto and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended and supplemented by the following:

Exhibit C	Form of Subscription Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: October 11, 2023

FEPCF FOUNDERS FUND, L.P.
By:	FEPCF Founders Fund GP LLC, sole managing member
By:	First Eagle Alternative Credit LLC, sole managing member
By:	First Eagle Investment Management, LLC, sole managing member

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	Senior Vice President

FEPCF FOUNDERS FUND GP LLC
By:	First Eagle Alternative Credit LLC, sole managing member
By:	First Eagle Investment Management, LLC, sole managing member

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	Senior Vice President

FIRST EAGLE ALTERNATIVE CREDIT LLC
By:	First Eagle Investment Management, LLC, sole managing member

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	Senior Vice President

FIRST EAGLE HOLDINGS, INC.

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel and Secretary

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	Senior Vice President